EXHIBIT 12.1

THE WARNACO GROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
	(Dollars in millions)

Interest expense, net	$29.5	$37.7	$38.5	22.4	$22.3
Capitalized interest	—	—	—	1.1	—
Interest on operating leases	39.2	34.4	27.1	17.1	14.5

Total fixed charges	$68.7	$72.1	$65.6	$40.6	$36.8

Pre-tax income from continuing operations	$112.0	$116.8	$86.6	68.5	$51.7
Fixed charges	68.7	72.1	65.6	40.6	36.8
Less: Capitalized interest	—	—	—	(1.1)	—

Total adjusted earnings	$180.7	$188.9	$152.2	$108.0	$88.5

Fixed charge coverage	2.63	2.62	2.32	2.66	2.40

Deficit of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a